Exhibit 4.4

VERSAR, INC.

2005 Stock Incentive Plan

Deferral Election Agreement

for Deferred Share Units

DEFERRAL AGREEMENT (the “Deferral Agreement”), made this ____ day of _____, _____, by and between ____________________ (the “Participant”), and Versar, Inc. Inc. (the “Company”).

WHEREAS, the Company has established the Versar, Inc. Inc. 2005 Stock Incentive Plan (the “Plan”), and the Participant is eligible to participate in said Plan;

WHEREAS, Section 9(a) of the Plan permits the Committee to authorize deferral compensation elections with any deferred compensation being credited to Deferred Share Units (“DSUs”) in accordance with Section 9 of the Plan;

NOW, THEREFORE, it is mutually agreed as follows:

1.            Term of Election. This Deferral Agreement and the provisions of the Plan constitute the entire agreement between the parties, and will continue in full force and effect until the Participant executes a superseding Deferral Agreement, or until revoked by the Participant in a writing sent to and approved by the Committee, or until the Participant ceases service with the Company, or until the Plan is terminated by appropriate corporate action, whichever shall first occur. This Deferral Agreement will become effective:

a.	on the January 1st following the execution of this Deferral Agreement; or
b.	on the first day of the next calendar month following the execution of this

Deferral Agreement, but only if this Deferral Agreement is executed within the         30-day period after the Participant first becomes eligible for Plan participation.

2.        Compensation being Deferred. The Participant makes the following election (which shall supersede any prior election only to the extent of an election made affirmatively herein) to defer the following amount of fees/compensation for as long as this Deferral Agreement is in effect:

a.	______ percent ( ___ %) of the amount otherwise payable in ____ salary and/or ____ bonus.
b.	______ percent ( ___ %) of the amount otherwise payable in shares of the Company’s common stock (but only if the first vesting event is at least 12 months after the date of this election.

Deferred Share Units Deferral Agreement

Versar, Inc. Inc.

2005 Stock Incentive Plan

c.

______ percent ( ___ %) of any Restricted Share Units (“RSUs”) in which the Participant earns a vested interest (but only if the underlying Award Agreement specifically authorizes deferral elections and the first vesting event is at least 12 months after the date of this election).

3.            Crediting, Vesting, and Distribution of Deferred Compensation. The Company agrees to make DSU credits in accordance with Section 9 of the Plan and the elections that the Participant makes in the Distribution Election Agreement that is attached hereto as Exhibit A. You will at all times be fully vested in any DSU credits accrued on your behalf and they will not be subject to any terms of Section 25 of the Plan (which relates to forfeiture, recapture, or cancellation).

4.            Taxes. The Participant, by the execution hereof, agrees to be solely responsible for the satisfaction of any taxes that may arise (including taxes arising under Sections 409A or 4999 of the Code), and further agrees that neither the Company nor the Committee shall have any obligation whatsoever to pay such taxes. The Committee shall nevertheless have the discretion –

(a)	to condition any issuance of Shares on the Participant’s satisfaction of applicable employment and withholding taxes; and
(b)

to unilaterally modify this Deferral Agreement in any manner that (i) conforms with the requirements of Section 409A of the Code, (ii) that voids any election of the Participant to the extent it would violate Section 409A of the Code, and (iii) for any distribution election that would violate Section 409A of the Code, that defers distributions pursuant to the Award until the earliest to occur of a distribution event that is allowable under Section 409A of the Code or any distribution event that is both allowable under Section 409A of the Code and is elected by the Participant, subject to any valid second election to defer, that the Committee permits second elections to defer in accordance with Section 409A(a)(4)(C).

The Committee shall have the sole discretion to interpret the requirements of the Code, including Section 409A, for purposes of the Plan and this Deferral Agreement.

5.            Designation of Beneficiary. Notwithstanding anything to the contrary contained herein or in the Plan, following the execution of this Deferral Agreement, you may expressly designate a beneficiary (the “Beneficiary”) to your rights and interest under this Deferral Agreement. You shall designate the Beneficiary by completing Section 2 of Exhibit A and delivering an executed copy of the Distribution Election Agreement regarding Deferred Share Units (Exhibit A) to the Company.

6.            Restrictions on Transfer. This Deferral Agreement may not be sold, pledged, or otherwise transferred without the prior written consent of the Committee.  Notwithstanding the foregoing, you may transfer your rights under this Deferral Agreement, on such terms and conditions as the Committee deems appropriate, either (i) by instrument to your “Immediate Family” (as defined below), (ii) by instrument to an inter vivos or testamentary trust (or other entity) in which the Award is to be passed to your designated beneficiaries, or (iii) by gift to charitable institutions. “Immediate Family” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-

Deferred Share Units Deferral Agreement

Versar, Inc. Inc.

2005 Stock Incentive Plan

law, or sister-in-law, and shall include adoptive relationships. Any transferee of your rights shall succeed and be subject to all of the terms of this Award Agreement and the Plan.

7.            Notices. Any notice or communication required or permitted by any provision of this Deferral Agreement to be given to you shall be in writing and shall be delivered personally or sent by certified mail, return receipt requested, addressed to you at the last address that the Company had for you on its records. Each party may, from time to time, by notice to the other party hereto, specify a new address for delivery of notices relating to this Deferral Agreement. Any such notice shall be deemed to be given as of the date such notice is personally delivered or properly mailed.

8.            Binding Effect. Except as otherwise provided in this Deferral Agreement or in the Plan, every covenant, term, and provision of this Deferral Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

9.            Modifications. This Deferral Agreement may be modified or amended at any time in accordance with Section 15 of the Plan, provided that you must consent in writing to any modification that adversely alters or impairs any rights or obligations under this Deferral Agreement.

10.          Headings. Section and other headings contained in this Deferral Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope or intent of this Deferral Agreement or any provision hereof.

11.          Severability. Every provision of this Deferral Agreement and of the Plan is intended to be severable. If any term hereof is illegal or invalid for any reason, such illegality or invalidity shall not affect the validity or legality of the remaining terms of this Deferral Agreement.

12.          Counterparts. This Deferral Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

13.          Plan Governs. By signing this Deferral Agreement, you acknowledge that (i) you have received a copy of the Plan and that your Deferral Agreement is subject to all the provisions contained in the Plan, the provisions of which are made a part of this Deferral Agreement, and (ii) your Award is subject to all interpretations, amendments, rules and regulations which from time to time may be promulgated and adopted pursuant to the Plan. In the event of a conflict between the provisions of this Deferral Agreement and those of the Plan, the provisions of the Plan shall control.

14.          Governing Law. The laws of the Commonwealth of Virginia shall govern the validity of this Deferral Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties hereto.

Deferred Share Units Deferral Agreement

Versar, Inc. Inc.

2005 Stock Incentive Plan

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands the day and year first above-written.

PARTICIPANT

Printed Name:________________________

COMPANY

Versar, Inc. Inc.

By:

A duly authorized executive officer

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